May 10, 2006

United States Securities and Exchange Commission

Sarah Goldberg, Staff Accountant

Washington, D.D. 20549

Re:	IWT Tesoro Corporation
Form 8-K Filed April 24, 2006
Form 8-K/A Filed May 2, 2006
File No. 0-31267

Dear Ms. Goldberg,

This letter is in response to the staff’s comment letter dated May 5, 2006. To aid in the staff’s review and to provide the public with additional disclosure, on May 8, 2006, IWT Tesoro Corporation filed an amended Form 8-K to include copy of the Registration Rights Agreement dated August 25, 2005, and all amendments thereto.

With respect to the staff’s comments, we are providing the following information.

1.                                       In response to comment number 1 of the letter, we would like to clarify our comments contained in our letter to you dated May 2, 2006, which stated, “that the modification to the terms of the note dated March 31, 2006 did not affect the accounting for this transaction”. Specifically, this modification did not affect the accounting for the transaction as of and for the periods ended September 30, 2005 and December 31, 2005, because the modifications occurred subsequent to each reporting date. Furthermore, we believe the March 31, 2006 modification does not eliminated the requirement to account for the embedded conversion feature and detachable equity instruments as derivative liabilities because the terms of the registration rights agreement are deemed to be uneconomical as discussed below.

Our letter to you dated May 2, 2006 contained a typographical error with regards to the penalties provided for under the registration rights agreement, which was filed as an exhibit to our Form 8K/A filed with the Securities and Exchange Commission (“the Commission”) on May 8, 2006. Our letter erroneously stated that the penalties were equal to .02% each month. The agreement provides for penalties equal to 2% (two percent) of the outstanding principal balance of the note for each 30 days a registration statement covering the shares underlying the convertible debt and detachable equity instruments is not declared effective by the Commission.

Additionally, your letter dated May 5, 2006 suggested that the penalties would be in addition to the delivery of unregistered shares. Conversely, the penalties provided for in the registration rights agreement are not in lieu of registration but are liquidating damages that do not relieve the Company of its requirement to deliver registered shares. Furthermore, the penalties are not capped and continue until a registration statement is declared effective. .

Lastly, paragraph 2.2 of the $3,000,000 Secured Convertible Minimum Borrowing Note filed as an exhibit to our Form 8K filed with the Commission on August 26, 2005 states that “Notwithstanding anything to the contrary herein, the Holder shall not be required to accept shares of Common Stock as payment following a conversion by the Holder if there fails to exist an effective current Registration Statement (as defined in the Registration Rights Agreement) covering the shares of Common Stock to be issued, or if an Event of Default hereunder exists and is continuing, unless such requirement is otherwise waived in writing by the Holder in whole or in part at the Holder’s option”. The agreement does not specify any remedies available to the holder in the event the Company is unable to deliver registered shares.

Based on the above facts, we believe that the terms of the note meet both criteria (a) and (b) of paragraph 17 of EITF 00-19 because (a) the note requires physical settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares. Accordingly, net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

In coming to our conclusions, we considered the guidance in the Commission’s summary of the 2005 AICPA SEC and PCAOB Conference held in December 2005 in determining the definition of “uneconomical”. The penalties provided for in the registration rights agreement are not in lieu of registration but are liquidating damages that do not relieve the Company of its requirement to deliver registered shares. Furthermore, the penalties are not capped and continue until such time as a registration statement is declared effective. We believe these terms are uneconomical because they do not explicitly limit the amount of monetary damages. According to the SEC’s interpretation, if the terms of the registration rights agreement are determined to be uneconomical, then derivative accounting is required. Accordingly, since the detachable options and warrants are covered under the registration rights agreement, they are also required to be accounted for as derivative liabilities. .

The following is our journal entry to record the transaction upon issuance which reflects the derivative liability as suggested by your comment letter.

G/L Account	Debit	Credit
Cash	$4,759,000	—
Deferred loan costs	241,000	—
Discount on convertible debt – options and warrants	5,000,000	—
Fair Value Expense	860,000
Embedded Derivative Liabilities	—	5,860,000
Convertible note payable	—	5,000,000
Total	$10,860,000	$10,860,000

2.                                       In response to comment 2 of your letter dated May 5, 2006, we have filed a      revised Form 8K to clarify how our current accounting treatment differs from our prior accounting.

Our Form 10-Q for the period ended September 30, 2005 and filed with the Commission on November 18, 2005, accounted for the transaction as if derivative accounting for the embedded option was not required under EITF 00-19. Subsequent to filing the Form 10-Q, we concluded that derivative accounting was required for the reasons enumerated above. The following illustrates the effect of Tesoro’s change in accounting for the period ended September 30, 2005. .

	As of and for the Periods Ended September 30, 2005
	As Reported(1)	Adjustment	Restated
Carrying Value of Debt	$1,045,000	$(907,000)	$138,000
Carrying Value of Derivatives	—	5,911,000	5,911,000
Discount Amortization	113,000	25,000	138,000
Fair Value Adjustments	—	911,000	911,000
Net Loss	(618,000)	(936,000)	(1,554,000)
Stockholders’ Equity	3,592,000	(5,004,000)	(1,412,000)

(1)  Accounting treatment in accordance with EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features and EITF 00-27 Application of Issue 98-5 to Certain Convertible Instruments..

Please feel free to contact me at (772) 223-5151 with any further questions.

Sincerely,

/s/ Henry J. Boucher, Jr.
President and CEO
IWT Tesoro Corp.